Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-177622 on Form S-8 and No. 333-187184 on Form F-3 of our reports dated March 21, 2016, relating to the consolidated financial statements of Yandex N.V. and subsidiaries (the “Company”) (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to translations of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of the readers in the United States of America ) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2015.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 21, 2016